04015388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Flood 212-841-7769
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH. D.C. 188

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

H OR AFFIRMATION

Michael G. Flood, swear (or affirm) that, to the best of my
:dge and belief the accompanying financial statements and supporting schedules pertaining to the firm of
Cushman & Wakefield Securities, Inc., as of
nber 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any
:r, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a
ner, except as follows:

Signature

Treasurer
Title

Notary Public

report** contains (check all applicable boxes):

- a) Facing page.
- b) Statement of Financial Condition.
- c) Statement of Income (Loss).
- d) Statement of Changes in Financial Condition.
- e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

r conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Cushman & Wakefield Securities Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$371,835
Other assets	500
Total assets	$372,335
Liabilities	
Due to parent	$ 13,153
Taxes payable	140,600
Accrued expenses	16,200
Total liabilities	169,953
Stockholders' equity	
Common stock, $.01 par value, 100 shares, authorized, issued and outstanding	1
Additional paid-in capital	24,999
Retained earnings	177,382
Total stockholders' equity	202,382
Total liabilities and stockholders' equity	$372,335

See accompanying notes.